UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023

Commission File Number: 000-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,

Carlowitz & Co, Huangpu District

Shanghai, 200001, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Departure of Chairman, Chief Executive Officer

Ms. Yun Cheng has decided to step down from her roles as the chairman of the board of directors (the “Board”) and the Chief Executive Officer of the Company, effective as of December 7, 2023.

Appointment of New Chairman, Director and Chief Executive Officer; Changes in Composition of Board Committees

On December 7, 2023, the Board elected Mr. Zhen Huang as the chairman of the Board with immediate effect. In addition, the Board approved the appointment of Mr. Chao Zou as a director of the Company and the appointment of Mr. Eric Chan as the Chief Executive Officer of the Company with immediate effect.

Aside from being a member of the Board, Mr. Chao Zou serves as an Executive President and Co-Chief Investment Officer of Yuyuan Inc., the Chairman of Supervisory Board of Tom Tailor GmbH, a Director of Shede Spirits and Jinhui Liquor, and a Director of Shanghai Diamond Exchange. Mr. Zou was awarded “2022 China CFO Outstanding Person” and “Top10 Capital Operations CFOs in China”. Prior to joining Fosun Group, Mr. Zou served as the Incharge of Innovation Finance Department of Shimao Group, and Assurance Manager in KPMG China. Mr. Zou holds a bachelor’s degree in business administration and a master’s degree in business management from Shanghai University of Finance and Economics.

In addition to serving as the Company’s Chief Executive Officer, Mr. Eric Chan is Co-Chairman at Greater Yuyuan Commercial Development Group. Before joining Fosun Group in 2018, Eric had held senior roles at other international corporations, including SECOO Group, K11 Concepts under Hong Kong New World Development Group, Wharf Group, CB Richard Ellis, Hong Kong MTR Corporation and Four Seasons Hotels & Resorts Group. As a seasoned executive, Mr. Chan has over 30 years’ experience across a wide spectrum in commercial industry throughout omni-channel shopping platform, luxury commercial real estate projects, as well as offices and high-end hotels & resorts. Mr. Chan holds a bachelor’s degree from The Hong Kong Polytechnic University for Hotel Management and an MBA degree from The University of Leicester.

Mr. Zhen Huang will serve as the chair of the Nominating and Corporate Governance Committees of the Board, and Ms. Weijin Fang will serve as a member of Compensation Committee of the Board, following Ms. Cheng’s departure. With these changes, the committees will be comprised of the following directors and independent directors:

Audit Committee

Jurjan Wouda Kuipers (Chair), Ceci Kurzman and Mitchell Alan Garber

Compensation Committee

Mitchell Alan Garber (Chair), Jennifer Fleiss, Weijin Fang and Max Chen

Nominating and Corporate Governance Committee

Zhen Huang (Chair), Ceci Kurzman, Jennifer Fleiss and Max Chen

EXHIBIT INDEX

Exhibit Number	Description

99.1	Lanvin Group Announces New CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Eric Chan
Name: Eric Chan
Title: Chief Executive Officer

Date: December 8, 2023